SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 07, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM
S.A. Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

SHARE GROUPING

According to Board of Director’s Meeting held on 03/07/2007, Brasil Telecom S.A. (“Company”) informs that the management will submit to the Extraordinary General Shareholders’ Meeting of 2007, to be summoned, the share grouping of their respective shares, as follows:

I – Share Grouping: The shares will be grouped from the ratio of 1,000 (one thousand) shares per round lot to 1 (one) share of the same type.

II – The objective: (1) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais gives greater visibility as compared with the price per lot of 1,000 (one thousand) shares; (2) to reduce operating costs to the Company and its shareholders; (3) to increase the efficiency of reporting controls, as well as the disclosure of information to the shareholders.

III – Notice to Shareholders: Once the grouping is approved by the Extraordinary General Shareholders' Meeting, the Company will disclose Notice to the Shareholders establishing a period of 30 (thirty) days, as of the publication of the notice, for the shareholders, at their own criterion, to adjust their equity position, buying or selling, by type, into lots that are multiples of 1,000 (one thousand) shares through trading on the São Paulo Stock Exchange - BOVESPA or on over-the-counter.

IV - Unit Quotation:
Once the period established for the adjustment has expired, the share grouping of their respective shares will be grouped and traded with unit quotation.

V - Sale of the Fractional Shares:
The eventual fractional shares will be separated, grouped in whole numbers and sold in an auction to be carried out on the São Paulo Stock Exchange, with the respective values being credited on the bank accounts of the owners of the fractional shares. For those shareholders whose shares are blocked or whose records are not updated, the amount will be retained by the Company and made available at Banco Bradesco S.A. (Depositary Institution) to the applicable shareholder for payment upon presentation of proper documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

VI – ADR – American Deposit Receipt:
The ADR Shareholders, representative of the preferred shares will be changed from de current ratio of 3,000 (three thousand) shares per ADR to 3 (three) shares per ADR.

After that, the Board of Director’s Company authorized the management to practice all the acts to do necessary to accomplishment of the shares grouping operation.

Brazil, Brasília, March 8th, 2007.

Charles Laganá Putz
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.